# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: bleuacacia ltd, CIK 0001843370
CUSIP: G11728105
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: 500 Fifth Avenue, New York, New York (NY), 10110
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001011438-24-000270
Filed by CIK 0001448574

## Reporting persons
- Moore Capital Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MOORE GLOBAL INVESTMENTS, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Moore Capital Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Louis M. Bacon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: bleuacacia ltd
Address of issuer's principal executive offices: 500 Fifth Avenue, New York, New York, 10110

## Item 2. Person Filing
Name of person filing: This statement is being filed (1) by Moore Capital Management, LP, a Delaware limited partnership ("MCM"), (2) by Moore Global Investments, LLC, a Delaware limited liability company ("MGI"), (3) by Moore Capital Advisors, L.L.C., a Delaware limited liability company ("MCA") and (4) by Louis M. Bacon ("Mr. Bacon"), a United States citizen, in his capacity as chairman, chief executive officer and director of MCM (collectively, the "Reporting Persons"). MCM serves as discretionary investment manager to MGI. MCA is the managing member of MGI. Mr. Bacon is the indirect majority owner of and controls MCM and MCA and is the indirect majority owner of MGI. This statement relates to Class A Ordinary Shares, $0.0001 par value per share, of bleuacacia ltd ("Shares") previously held by MGI. Each of MCM, MGI, MCA and Mr. Bacon, in the capacities set forth above, may have been deemed to have been the beneficial owner of Shares, as applicable.
Address of principal business office or, if none, residence: The principal business office of each of MCM, MGI, MCA and Mr. Bacon is located at 11 Times Square, 39th Floor, New York, New York 10036.
Citizenship: (i) MCM is a Delaware limited partnership, (ii) MGI is a Delaware limited liability company, (iii) MCA is a Delaware limited liability company, and (iv) Mr. Bacon is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, each of MCM, MGI, MCA and Mr. Bacon did not beneficially own any Shares.
Percent of class: As of December 31, 2024, each of MCM, MGI, MCA and Mr. Bacon beneficially owned 0% of the Issuer's outstanding Shares.
Sole power to vote or to direct the vote: As of December 31, 2024, each of MCM, MGI, MCA and Mr. Bacon had sole power to vote or direct the vote of 0 Shares.
Shared power to vote or to direct the vote: As of December 31, 2024, each of MCM, MGI, MCA and Mr. Bacon had shared power to vote or direct the vote of 0 Shares.
Sole power to dispose or to direct the disposition: As of December 31, 2024, each of MCM, MGI, MCA and Mr. Bacon had sole power to dispose or direct the disposition of 0 Shares.
Shared power to dispose or to direct the disposition: As of December 31, 2024, each of MCM, MGI, MCA and Mr. Bacon had shared power to dispose or direct the disposition of 0 Shares.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement, dated as of February 13, 2025, by and between Moore Capital Management, LP, Moore Global Investments, LLC, Moore Capital Advisors, L.L.C. and Louis M. Bacon.
24.1 Power of Attorney, dated as of February 10, 2022, granted by Louis M. Bacon in favor of James E. Kaye and James Danza.

## Signatures
- Moore Capital Management, LP: /s/ James E. Kaye, James E. Kaye / Vice President (02/13/2025)
- MOORE GLOBAL INVESTMENTS, LLC: /s/ James E. Kaye, James E. Kaye / Vice President of Moore Capital Management, LP (02/13/2025)
- Moore Capital Advisors LLC: /s/ James E. Kaye, James E. Kaye / Vice President (02/13/2025)
- Louis M. Bacon: /s/ James E. Kaye, James E. Kaye / Attorney-in-Fact (02/13/2025)